Exhibit 99.1


                                [GRAPHIC OMITTED]


                ELBIT MEDICAL IMAGING ANNOUNCES AN INVESTMENT OF
                 APPROXIMATELY $ 3.7 MILLION THROUGH EXERCISE OF
             OPTIONS BY ITS CHAIRMAN AND AN UPDATED DIVIDEND AMOUNT


TEL AVIV, Israel - February 28 2005 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company") today announced that on February 27 2005, Mr. Mordechay Zisser, the Chairman of the Board of Directors of the Company, who owns a controlling interest therein, exercised the 350,000 options held by him into 350,000 ordinary shares of par value NIS 1 each of the Company at a total price of approximately $ 3.7 million.

In consequence of the exercise by Mr. Zisser of his options, the amount of the dividend announced on February 7, 2005 has been amended to $ 1.689 Per Ordinary Share.

The Chairman of the Board of Directors of Elbit Medical Imaging, Mr. Mordechay Zisser, commented: "The exercise of these options demonstrates my strong belief in the potential of the Company. By the same token that we have acted in the past to increase the value of our assets, we will continue in the future to take steps in order to realize our investments, and in parallel to develop additional assets that will generate positive yields. The Company is active in four main fields of operations: Commercial and Entertainment Shopping Centers in central Europe - through its subsidiary Plaza Centers (Europe) BV; the Hotel segment through its subsidiary Elscint Limited; Image guided treatment through its subsidiary InSightec - Image Guided Treatment Ltd.; and various venture capital investments in the telecommunications and bio-technology businesses. I am confident that these diversified fields of activity, together with the rich experience of the Company's management, will continue to lead the Company towards more impressive achievements in the future".

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers (Europe) BV; the Hotel segment through its subsidiary Elscint Limited.; Image guided treatment through InSightec - Image Guided Treatment Ltd.; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to Elbit's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of Elbit's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


Company Contact:              Investor Contact:
----------------              -----------------
Shimon Yitzhaki               Rachel Levine
Elbit Medical Imaging Ltd.    The Anne McBride Company
syitzhaki@europe-israel.com   rlevine@annemcbride.com
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+011-972-3-608-6000           +212-983-1702 x207